July 6, 2006


                                                                          2210-1

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

Re: World Waste Technologies, Inc-Form 10-KSB for the years ended December 31, 2005 and 2004; Form 10-QSB for the quarters ended June 30, 2005, March 31, 2005, and September 30, 2004 - File Number 000-30489


Dear Sir or Madam:

            By its letter dated May 4, 2006, the staff of the Commission (the "Staff") provided World Waste Technologies, Inc. (the "Company") with additional comments to its Form 10-KSB for the years ended December 31, 2005 and 2004, and Forms 10-QSB for the quarters ended June 30, 2005, March 31, 2005 and September 30, 2004. On behalf of the Company, we have set forth below the responses of the Company to the Staff's comments. The numbers of the responses set forth below correspond to the numbered comments in the May 4, 2006 letter from the Staff.

                Form 10-KSB for the year ended December 31, 2004
                ------------------------------------------------

General
-------

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. With the exception of comments below that specifically request an amendment, these revisions may be included in your future filings.

            COMPANY RESPONSE.
            -----------------

            No response required.
            ---------------------

Securities and Exchange Commission
July 6, 2006
Page 2



2. We note that the signature page does not contain the date the Form 10-KSB was signed by your officers and directors.
            Please amend the report in order to include a correctly dated and signed report.

            COMPANY RESPONSE.
            -----------------

            The Company's Annual Report on Form 10-KSB for the year ended December 31, 2005 (the "Original 2005 10-KSB") was filed with the Commission on March 30, 2006. Although the Company obtained a signature page that was signed and dated by its officers and directors, the signature page that was included in the electronic version of the Original 10-KSB filed with the Commission inadvertently was dated "March __, 2006."

            On May 4, 2006, Branch Chief Jennifer Hardy advised us that, although the Company is required to file a signed and dated signature page, it may do so without re-filing the Original 2005 10-KSB. Accordingly, we have included a signed and dated signature page for the Original 2005 10-KSB as
Exhibit 99.1 to the Company's Amendment No. 1 on Form 10-KSB/A (the "10-KSB Amendment No. 1"), which the Company filed with the Commission on May 15, 2006. Pursuant to the advice received from Ms. Hardy, the 10-KSB Amendment No. 1 also includes an explanatory note regarding the reason for filing the signed and dated signature page.

The Taormina Agreement, page 4
------------------------------

3. Please tell us about the present status of the Taormina agreement and your attempts to renegotiate the agreement that Taormina Industries has the right to terminate the agreement if you have not completed all permitting, approvals and construction of the facility by April 8, 2006. Please also tell us when you expect to complete the construction of the facility.

            COMPANY RESPONSE.
            -----------------

            Prior to April 8, 2006, the Company completed the construction of the facility and sent a notice to Taromina of such completion in accordance with the terms of the agreement with Taormina. This disclosure has been added to the Company's Amendment No. 2 on Form 10-KSB/A (the "10-KSB Amendment No. 2"), which the Company filed with the Commission on July 6, 2006.

Item 5. Market for Common Equity and Related Stockholder Matters, page 7
------------------------------------------------------------------------

4. Revise this Section to include all the information required by Item 701 of Regulation S-B, including information regarding the persons or groups the securities were sold to, the exemption relief upon for the sale and the facts to support such exemption.

Securities and Exchange Commission
July 6, 2006
Page 3

            COMPANY RESPONSE.
            -----------------

            The information required by Item 701 of regulation S-B, to the extent not included in this filing, was previously included in Current Reports on Form 8-K filed by the Company with the Commission. Accordingly, no additional disclosure is required.

5. We note the statement that you have 24,686,236 common shares outstanding and approximately 866 shareholders of record, "not including holders who hold their stock in `street name'." Please clarify whether the amount of common shares disclosed is the total amount of common shares outstanding, regardless of whether or not those shares are held of record or in street name.

            COMPANY RESPONSE.
            -----------------

            The number of shares disclosed is the total number of common shares outstanding, regardless of whether or not those shares are held of record or in street name. In future filings (including the 10-KSB Amendment No. 2), the Company will revise this disclosure to read as follows: "As of [date], there were [____] common shares outstanding. As of such date, there were approximately [______] shareholders of record, not including holders who hold their shares in "street name."

Liquidity and Capital, page 14
------------------------------

6. We note your response to prior comment 21. Given that you have disclosed several long-term debt obligations applicable to the company, your statement that you have "no long-term debt obligations..., except for..." is confusing. Please remove such a statement from future filings in order to more clearly discuss the company's obligations.

            COMPANY RESPONSE.
            -----------------

            Such statement has been removed from the 10-KSB Amendment No. 2 and will not be included in future filings.

Factors that May Affect Future Results and Market Price of Our Stock, page 16

7. We note your response to prior comment four, however, it appears throughout this section that you continue to state you "cannot assure" or "there can be no assurance [of]" various facts. The real risk, however, is not your inability to assure the reader. Please revise so that the risk is clear.

Securities and Exchange Commission
July 6, 2006
Page 4

            COMPANY RESPONSE.
            -----------------

            The section entitled "Factors that May Affect Future Results and Market Price of Our Stock," has been revised in the Form 10-KSB Amendment No. 2 in response to this comment.

8. Please include a risk factor discussing the fact that the company received a going concern opinion from its auditors.

            COMPANY RESPONSE.
            -----------------

            The following language was added to the Form 10-KSB Amendment No. 2 to the last sentence of the risk factor entitled: "Our limited operating history makes it difficult to predict future results.":

            "The auditors' report with respect to our financial statements for the fiscal year ended December 31, 2005 includes an explanatory paragraph wherein they expressed substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of these uncertainties."

9. Revise to disclose the interest rate and the approximate amount of quarterly interest payments.

            COMPANY RESPONSE.
            -----------------

            This indebtedness is no longer outstanding and accordingly this risk factor has been removed..

The holders of our shares of preferred stock have certain rights..., page 22 Redemption, page 23

10. Disclose the date upon which the Series A Preferred Shares become redeemable.

            COMPANY RESPONSE.
            -----------------

            The "Redemption" paragraph of this risk factor in the Form 10-KSB Amendment No. 2 has been revised to read in its entirety as follows:

            "Redemption. The holders of a majority of the shares of Series A Preferred have the option to require us to redeem all outstanding shares of Series A Preferred on May 27, 2010 at a redemption price equal to $2.50 per share, plus accrued and unpaid dividends to that date."

Securities and Exchange Commission
July 6, 2006
Page 5

Item 8A. Controls and Procedures, page 26
-----------------------------------------

11. We note your responses to prior comments 51-54. These comments stated you should amend your Form 10-K for the year ended December 31, 2004 and Form 10-QSB for the quarters ended March 31, 2005 and June 30, 2005. Please amend these filings as requested.

            COMPANY RESPONSE.
            -----------------

            The Company will amended these filings to contain the disclosures requested by the Staff in comments Nos. 51-54 of its letter to the Company dated September 1, 2005.

12. Please confirm to us, and in future filings revise to clarify, if true, that your officers concluded that your controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and your chief financial officer, to allow timely decisions regarding required disclosure.

            COMPANY RESPONSE.
            -----------------

            The Company confirms to the Staff that its officers concluded that its controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its chief executive officer and its chief financial officer, to allow timely decisions regarding required disclosure. Future filings will include this disclosure, if and to the extent it remains true.

Part III
--------

13. We note your response to prior comments 30-33. We also note that you filed a Form 12b-25 on May 1, 2006 stating that you intend to amend your Form 10-K to include the information required in Part III. Please provide us with the revised disclosure you intend to include in your Form 10-K. We may have further comments based upon your response.

            COMPANY RESPONSE.
            -----------------

            On May 15, 2006, the Company filed the 10-KSB Amendment with the Commission. The 10-KSB Amendment contains the disclosures that were requested by the Staff in comments Nos. 30-33 of its letter to the Company dated September 1, 2005.

Securities and Exchange Commission
July 6, 2006
Page 6

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

14. Please make arrangements with your auditors to include a signed audit report in an amendment to your 10-KSB. See Rule 2-02 of Regulation S-X.

            COMPANY RESPONSE.
            -----------------

            A signed audit report has been included in the Form 10-KSB Amendment No. 2.

Consolidated Balance Sheet, page F-3
------------------------------------

15. Please reconcile the change in the fair value of the warrant liability expense of $385,962 recognized in your statement of operations with the value of the warrant liability in your balance sheet of $144,783. Please provide us with the computation and the related assumptions used to compute the change in the fair value of your warrant liability. Please also reference the authoritative accounting literature that you relied upon. Please refer to SFAS 133 and EITF 00-19.

            COMPANY RESPONSE.
            -----------------

            The warrants associated with the Series A Preferred are the only warrants with registration rights. In accordance with EITF 00-19, the Company recorded the value of the warrants as a liability until such time as the underlining Common Stock is registered. In accordance with both EITF 00-19 and SFAS 133, the warrant liability is revalued at each period end on a quarterly basis and the adjustment is recorded as a charge to earnings in the period of the adjustment. The reconciliation of the activity in the Original 2005 10-KSB is as follows:

           Original value at April 28, 2005          $530,745
           Value at December 31, 2005                 144,782
                                                     --------
                       Decrease in value             $385,963
                                                     ========

            Based on the change in the volatility factor resulting from the Company's response to Comment 19, below, the foregoing disclosure has been amended in the 10-KSB Amendment No. 2 as follows:

           Original value at April 28, 2005          $ 1,328,066
           Value at December 31, 2005                    618,653
                                                     -----------
                       Decrease in value             $   709,413
                                                     ===========

Securities and Exchange Commission
July 6, 2006
Page 7


The new valuations were calculated using the following assumptions:

Assumptions                         4/28/2005       12/31/2005
---------------------------------------------------------------------------
Number of shares                      407,560           407,560
Exercise price                          $4.00             $4.00
Closing price                           $5.00             $2.85
Volatility factor                       70.00%            70.00%
Risk-free interest rate                  3.75%             4.73%
Dividend yield                           ----               ----
Period                                 5 years            5 years

            The Company also looked at the need to bifurcate the embedded derivative in the Series A Preferred, i.e. the conversion feature, and treat it as a liability. To determine if the embedded derivative should be classified as debt or equity, the Company consulted the guidelines of EITF 00-19. However, per paragraph 4 of EITF 00-19, there is an exception to the criteria in EITF 00-19 paragraphs 12-33 in evaluating the classification when the host contract is a "conventional convertible debt instrument". Based on the Company's review of EITF 05-2, the Preferred stock would be considered "conventional", because the conversion price is fixed at $2.50. Therefore, in accordance with paragraph 8 of EITF 00-19 the Company determined the embedded derivative would be classified as equity, and consequently would not require bifurcation and derivative accounting, because the conversion feature is a "net share settled" instrument.

Consolidated Statement of Operations, page F-4

16. Since the redeemable stock is treated as a liability in your balance sheet, please tell us why you have not included the preferred stock dividend and amortization of beneficial conversion feature line item up in the same area of your statement of operations as the interest income (expense) line item. Otherwise, amend your statement of operations accordingly.

            COMPANY RESPONSE.
            -----------------

            The Convertible Redeemable Preferred Stock had been classified out of Stockholders' Equity because it is redeemable at the end of five years, at the option of the holders. Conversion is also at the control of the Redeemable Preferred Stockholder or upon certain future events. Upon further review of FAS 150, EITF Topic D 98, ASR 268, EITF 00-19 and subsequent authoritative accounting literature and interpretations, the Company now believes that the more appropriate classification of the Convertible Redeemable Preferred Stock is "mezzanine equity" rather than as a liability. The Company's conclusion is based on the conversion feature being a "conditional" obligation, and not an "unconditional" obligation which requires liability classification. The Company reclassified the Convertible Redeemable Preferred Stock in the Form 10-KSB Amendment No. 2. Therefore, in response to the Staff's comment as to the proper classification of the dividends, the Company believes that the more appropriate classification of the dividends remains not in Net Loss, but as a reduction of the net loss to arrive at Net Loss Available to Common Shareholders, as currently shown.

Consolidated Statement of Stockholders' Equity, page F-5

Securities and Exchange Commission
July 6, 2006
Page 8

17. The amortization of stock options and warrants of $403,713 in 2005 appears low based on the 12 to 60 month terms of the warrants and the fair values of the warrants disclosed in notes 9, 10 and 11 for 2004 and 2005 that total over $3,800,000. Please provide us with a computation of the amortization expense recognized for each series of warrants issued in conjunction with common stock, convertible preferred stock, senior secured debt financings and other financings. Please also provide us with a summary of the related assumptions.

            COMPANY RESPONSE.
            -----------------

The amortization of stock options and warrants of $403,713 (based on the new volatility factor the amount will be increased to $654,220) in the 2005 Consolidated Statement of Stockholders Equity represents the amortization expense of employee and director stock options of $174,053 (will be increased to $439,560) and the amortization expense of warrants issued to consultants for services of $229,660 (because these options had exercise prices of $0.01 and $0.10 the volatility factor did not have a material change in the Black Scholes value). The employee and director option expense is recognized on a pro rata basis over the vesting period, 1 to 4 years. The consultants warrant expense is recognized over the period of service, two years.

The warrants referenced in Note 11 were issued in connection with the sale of the Company's common stock. They were fully vested at the time of issuance and their values were recorded at the time of issuance and were included in the Statement of Stockholders' Equity in the line "Common Stock Sold" in the period in which they were issued. The value of these warrants will be recalculated using the new volatility factor. Note: Because the investor warrants are penny warrants, their value did not change upon recalculation.


Issuance               Investors 04  Placement Agent 04    Investors 05     Placement Agent 05
--------               ------------  ------------------    ------------     ------------------
Number                      431,333             392,338         338,700                169,350
Exercise price                  .01         1.00 - 2.50             .01                   2.50
Closing price           1.29 - 2.50         1.00 - 2.50            2.50                   2.50
Volatility                      70%                 70%             70%                    70%
Interest rate                  3.60                3.60            3.75                   3.75
Term                    1 - 4 years             4 years          1 year                4 years
Old value                   913,066             179,637         843,830                 95,135
New value                   913,066             369,245         843,830                233,606

Securities and Exchange Commission
July 6, 2006
Page 9

The warrants referenced in Note 10 were issued in connection with the sale of the Company's Series A Preferred Stock. They were fully vested at the time of issuance and their values, $530,745 for the investor warrants and $137,373 for the placement agent warrants, were recorded at the time of issuance as a discount to the Series A Preferred Stock. See reconciliation in Note 10. These warrants have been revalued using the new volatility factor and the use of $5.00 as the fair value.

Issuance                         Investors             Placement Agent
--------                         ---------             ---------------
Number                             407,560                      224,536
Exercise price                        4.00                         2.50
Closing price                         5.00                         5.00
Volatility                             70%                          70%
Interest rate                         3.75                         3.75
Term                               4 years                      4 years
Old value                          530,745                      137,372
New value                        1,328,066                      861,852

The warrants referenced in Note 9 were issued in connection with the sale of the Company's Senior Secured Debt. They were fully vested at the time of issuance. The value of the investor warrants, $1,187,422, (as these are penny warrants their value did not change upon recalculation using the new volatility factor) was recorded as a discount to the value of the debt and will be recognized as additional interest expense as it is amortized over the life of the debt, 18 months. Note: during the construction period of our first facility interest expense is being capitalized as part of the construction cost. Upon further review of APB 14, it was determined that the warrant should have been recognized at its relative fair value of $923,450 rather than its full fair value. The relative fair value was calculated as follows:

Face value of the notes                $4,015,000                      77%
Fair value of the warrants              1,187,514                      23%
                                      -----------                      ---
            Total value                $5,202,514                     100%
                                       ==========                     ====


Relative fair value of the notes       $4,015,000  x 77% =     $3,091,550
Relative fair value of the warrants    $4,015,000  x 23% =     $   923,450

The 10-KSB Amendment No. 2 reflects these adjustments.

Securities and Exchange Commission
July 6, 2006
Page 10

The value of the placement warrants, $66,670 (revalued to $193,594 using the new volatility factor) was recorded as debt offering costs and was recognized as additional interest expense as it is amortized over the life of the debt, 18 months.

Issuance                       Investors                  Placement Agent
--------                       ---------                  ---------------
Number                           529,980                          160,600
Exercise price                       .01                             2.50
Closing price                       2.25                             2.25
Volatility                           70%                              70%
Interest rate                       4.73                             4.73
Term                           1.5 years                          4 years
Old value                      1,187,514                           66,608
New value                      1,187,514                          193,594

Consolidated Statements of Cash Flows, page F-6

18. In your statements of cash flows, you disclose net cash used in investing activities of $11,627,966 in 2005. However, net fixed assets increased by $12,037,232 from $4,998,869 in 2004 to $17,036,101 in 2005. Please reconcile the $409,266 difference between the amount of cash invested in fixed assets in 2005 and the change in your balance sheet fixed assets accounts.

            COMPANY RESPONSE.
            -----------------

The reconciliation is as follows:

Increase in net fixed assets per balance sheet............................ $12,021,678
            Depreciation..................................................      14,450
            Accounts payable related to net fixed assets at 12/31/05......  (1,113,319)
            Retention payable related to net fixed assets at 12/31/05.....    (380,572)
            Other liabilities related to net fixed assets at 12/31/05.....     (11,899)
            Accounts payable related to net fixed assets at 12/31/04......   1,266,060
            Capitalized amortization expense for warrant and
                debt issuance costs related to Senior Secured
                 Debt.....................................................    (158,993)
            Change in long-term deposits..................................      (9,439)
                                                                           -------------
Net cash used in investing activities..................................... $11,627,966
                                                                           =============

Securities and Exchange Commission
July 6, 2006
Page 11

Note 9  - Senior Secured Debt, page F18
Note 10 - Series A Cumulative Convertible Participating
          Preferred Stock, page F-19
Note 11 - Shareholder's Equity, page F-20

19. We have reviewed your response to our previous comment 43 and your disclosures under stock-based compensation caption on page F-9, in
            Note 9 on Page F-18, in Note 10 on page F-19 and in Note 11 on page F-20. The accounting literature cited to support your volatility assumptions related to your options and warrants does not appear relevant since the guidance in SFAS 123 has been superseded by SFAS 123 (R), paragraph A43 of SFAS 123 (R) relates to non-public companies and Staff Accounting Bulletin 107, question 6 of D1, applies to non-public companies or newly public companies. Furthermore, the guidance in question 6 of D1 of Staff Accounting Bulletin states that volatility may be based on the volatility of similar entities and that similarity is based on industry, stage of life cycle, size and financial leverage of such other entities. Given that several years of historical volatility exist for your common stock, you do not appear to be a newly pubic company. In addition, the 14 companies that you selected to compute the historical volatility are not similar to you in terms of their stage of life cycle, size or financial leverage. More specifically, 10 of the 14 companies are large, established profitable companies with market capitalizations in excess of $1 billion and little or moderate financial leverage. The other four companies are established profitable entities with moderate financial leverage and average market capitalizations in excess of $300 million. You, on the other hand, according to your own disclosures are a small, start-up entity with high financial leverage and limited financial resources. Please tell us why you have not used your own historical volatility to determine the value of your warrants or cite for us other relevant applicable accounting literature.

            COMPANY RESPONSE.
            -----------------

            Based on the Company's discussions with the SEC Staff on current practice in applying SFAS 123R, the Company has concluded that the use of a volatility factor more in line with the Company's stage of life cycle and financial leverage would be more appropriate than a volatility factor based on the Company's industry. During the Company's discussions, it was concluded that the Company's own volatility from August 24, 2004 to December 31, 2005, which was determined to be 67.8%, would be an appropriate approximation of the Company's expected volatility, which for a start up company such as the Company is expected to be in the 80% to 100% range, based on the Staff's experience. The Company has therefore used a volatility factor of 70% for all Black Scholes calculations through December 31, 2005. The Company's 10-KSB Amendment No. 2 has been adjusted accordingly.

Securities and Exchange Commission
July 6, 2006
Page 12

20. Please tell us how you computed the beneficial conversion feature for each of your convertible preferred stock issuances, including the assumptions used to compute the beneficial conversion feature.

            COMPANY RESPONSE.
            -----------------

            The Series A Preferred stock was issued in April of 2005. Between April 2005 and the reverse merger with VPTI on August 23, 2004 the Company had between 500,000 to 600,000 shares traded. The average daily trading volume was approximately 3,000 and many days no shares traded at all. The Company had only approximately 1.2 million "freely tradeable" shares.

            During the same period, the Company sold through private placements approximately 3,000,000 shares of common stock at $2.00 per share and 4,000,000 shares of convertible preferred stock at $2.50 per share.

            In addition, the Series A Preferred transaction was negotiated with a non-related third party on an arms length basis. Based on these facts, the Company believes that the price of the Series A Preferred of $2.50 represents the strongest indication of fair value of the Series A Preferred Stock on the date of the transaction. Consequently, the calculation of the beneficial conversion feature is a follows:



                    Offering proceeds                            $10,189,000
                    Less value of warrants                         1,328,066
                                                                 -----------
                      Net proceeds for Preferred Stock           $ 8,860,934
                    Divided by number of preferred shares        $ 4,075,600
                                                                 ===========
                      Intrinsic issuance price                   $     2.174
                      Fair value on date of issuance             $     2.500
                                                                 -----------
                    Discounted offering price                    $     0.326
                    Number of shares preferred shares              4,075,600
                                                                 -----------
                      Beneficial conversion feature              $ 1,328,066
                                                                 ===========

            The beneficial conversion feature will be amortized over the 5 year maturity of the Preferred Stock.

Securities and Exchange Commission
July 6, 2006
Page 13


Certifications
--------------

21. It appears that certifications filed and furnished with the Form 10-KSB have not been properly dated. Please amend the Form 10-KSB in its entirety and include properly dated and signed certifications as required.

            COMPANY RESPONSE.
            -----------------

            Per our conversation with Branch Chief Hardy on May 4, 2006, the inclusion in the 10-KSB Amendment No. 1 of properly signed and dated certifications to the Form 10-KSB, together with an explanatory note, would suffice as a response to this comment. Accordingly, the 10-KSB Amendment No. 1 included properly dated and signed certifications and an explanatory note.

22. Please note that Item 601(b)(31) states that the certification must be provided exactly as stated therein. See also Release No. 34-46427 (August 28, 2002). Revise your certifications accordingly.

            COMPANY RESPONSE.
            -----------------

            The certifications have been provided in the 10-KSB Amendment No. 1 in the form set forth in Item 601(b)(31).

            Please direct questions regarding this response letter (other than questions regarding accounting matters) to the undersigned at 310-789-1255. Questions regarding accounting matters should be addressed to David Rane, the Company's Chief Financial Officer, at 858-391-3400.

                          Very truly yours,

                          TROY & GOULD PROFESSIONAL CORPORATION


                          /s/ Lawrence P. Schnapp

Enclosures

cc:         Tamara Brightwell
            (via facsimile 202-772-9369)
            David Rane
            John Pimentel
            Chris Walton, Esq.